UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Frequency Electronics, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

358010106
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358010106	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 800,072
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 800,072
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 358010106	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 848,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 848,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 358010106	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 848,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 848,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358010106	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358010106	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Lance Lord
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 358010106	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Henderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358010106	Page 8 of 12 Pages

SCHEDULE 13D
Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 2, 2013, as amended on December 30, 2013, December 19, 2014, and June 15, 2015 (as amended, the "Schedule 13D") filed by Privet Fund LP ("Privet") and Privet Fund Management LLC (collectively, "Privet") and Ryan Levenson ("Levenson" and collectively with Privet, the "Prior 13D Filers") with respect to the Common Stock, par value $1.00 per share (the "Common Stock") of Frequency Electronics, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. This Amendment No. 4 amends the Schedule 13D to add James Henderson, General Lance Lord and Ben Rosenzweig (collectively, the "Additional 13D Filers" and together with the Prior 13D Filers, the "Reporting Persons") as joint filers and to supplement the Schedule 13D as follows:
Item 2.  Identity and Background.
Item 2 is hereby amended to add the following:
The name, residence or business address, present principal occupation or employment, and address of any organization in which such employment is conducted is set forth below for each of the Additional Filers.

Name	Business or Residential Address	Present Principal Occupation/Employment
James Henderson	1601 Trapelo Road, Suite 170 Waltham, MA 02451	Chief Executive Officer of Moduslink Corp
General Lance Lord	1110 Trumpeters CT.E., Monument, CO 80132	Chief Executive Officer of L2 Aerospace
Ben Rosenzweig	79 West Paces Ferry Road Suite 200-B Atlanta, GA 30305	Partner at Privet Fund Management LLC

None of the Reporting Persons has been convicted in any criminal proceeding or subject to any civil judgment, decree, final order of the nature required to be disclosed under Item 2(d) or Item 2(3) of Schedule 13D in the last five years.
Item 4.  Purpose of Transaction.
Item 4 is hereby amended to add the following:
On July 5, 2016, Privet delivered a letter to the Company's CEO, copying the Board of Directors (the "Board"), a copy of which is attached as Exhibit 99.1 and is incorporated herein by reference (the "Nomination Letter").  In the letter Privet expresses its belief that the Company is deeply undervalued and that significant opportunities exist to create value for the benefit of all shareholders based on actions within the control of management and the Board.  Privet questioned the independence and succession plan of the Board, whose members currently have an average tenure at the Company of 27 years and a median age of 80. Privet also expressed its belief that a reconstituted Board is required to drive shareholder value creation.

CUSIP No. 358010106	Page 9 of 12 Pages

To that end, the Nomination Letter provides written notice of the intent to nominate Levenson and the Additional 13D Filers (collectively, the "Nominees") for election to the Board at the 2016 annual meeting of stockholders. Privet believes that the Nominees are highly-qualified candidates with substantial relevant experience who can effectively represent shareholders in the assessment, oversight and execution of initiatives that can maximize shareholder returns.

Biographical information relating to the Nominees is set forth below.

General Lance Lord is currently the Chairman and Chief Executive Officer of L2 Aerospace, an innovative company to shape and influence the business competition in the dynamic and emerging commercial, civil and defense aerospace markets.  General Lord is the former Commander of Air Force Space Command (AFSC) and CEO of ASTROTECH Space Operations.  While with AFSC at Peterson Air Force Base in Colorado, General Lord was responsible for the development, acquisition and operation of Air Force space and missile weapon systems. Overseeing a global network of satellite command and control, communications, missile warning and launch facilities to ensure the combat readiness of the U.S. intercontinental ballistic missile force, he led more than 39,700 personnel who provided combat capabilities to North American Aerospace Defense Command and U.S. Strategic Command. General Lord was the recipient of several prestigious military decorations throughout his 37-year military career – including the Distinguished Service Medal, Legion of Merit and the Defense Meritorious Service Medal. General Lord retired from the Air Force in 2006.  General Lord is a member of the Board of Directors of Aerojet Rocketdyne Holdings (NYSE:AJRD), Sletten Construction Companies and Marotta Controls Corporation.  General Lord is a Senior Associate of the Four Star Group; a senior advisor to US Global HF Net, LLC, a member of the Iridium Corporation's Government Advisory Board; a member of the board of advisors for the Challenger Learning Center in Colorado Springs, Colorado; a Trustee of the Falcon Foundation, Chairman of the Board of Advisors of USO Colorado Springs and President of the Association of Air Force Missileers.  General Lord served as a member of the President's Space-Based Position, Navigation and Timing Advisory Board from 2011 to 2013.

Ryan Levenson is currently Principal and Portfolio Manager of Privet Fund Management LLC.  Mr. Levenson currently serves as a director of Cicero, Inc. (OTC:CICN). Previously, Mr. Levenson served as a director of RELM Wireless, Inc. (NASDAQ:RWC), where he served as a member of the Audit Committee, and as a director and member of the Compensation, Organization and Corporate Governance Committee of Material Sciences Corp. from May 2013 until its sale in March 2014. Mr. Levenson also served as a member of the Board of Directors and Compensation and Audit Committees of The Middleby Corporation (NASDAQ:MIDD) from May 2006 until November 2012. Prior to founding Privet Fund Management LLC in February 2007, Mr. Levenson served as Vice President of Business Development at MSI, a privately held building products distributor and construction services company, from 2003 until 2006. Prior to his service with MSI, Mr. Levenson served as a financial analyst for Cramer Rosenthal McGlynn's long/short equity hedge fund after working at SAC Capital Advisors LLC in a similar capacity. Mr. Levenson graduated from Vanderbilt University with a degree in art history.

CUSIP No. 358010106	Page 10 of 12 Pages

James Henderson is currently the Chief Executive Officer of Moduslink Corp. (NASDAQ:MLNK), a supply chain management provider.  He previously served as Acting Chief Executive Officer of School Specialty, Inc. (OTC:SCOO), a leading distributor of supplies, furniture and curriculum to the education and healthcare verticals. Prior to School Specialty, he served as Chief Executive Officer of Point Blank Solutions, Inc., a worldwide leader in the manufacturing and distribution of protective products and ballistic armor to the U.S. Military, Federal and Law Enforcement agencies and international markets. He has also served as the CEO of other public companies across multiple industries. Mr. Henderson currently serves as a Director of Aerojet Rocketdyne Holdings (NYSE:AJRD). He also serves as Chairman of the Board of School Specialty, Inc., and as a Director of Aviat Networks (NASDAQ:AVNW). Previously, he served as a Director of RELM Wireless Corporation (NASDAQ:RWC), DGT Holdings Corp., SL Industries, Angelica Corporation, and Point Blank Solutions, among others. He also served as a Director of ECC International Corp. and was Acting CEO. Mr. Henderson was a Managing Director and operating partner of Steel Partners until April 2011 and was associated with Steel Partners and its affiliates from August 1999 until April 2011. He was also an Executive Vice President of SP Acquisition Holdings, Inc. a company formed for the purpose of acquiring one or more businesses or assets, from February 2007 until October 2009. Prior to these engagements, Mr. Henderson was a Director and CEO of WebFinancial Corporation, the predecessor entity of SPLP, from June 2005 to April 2008, President and COO from November 2003 to April 2008, and was the Vice President of Operations from September 2000 to December 2003. He was also the CEO of WebBank, a wholly-owned subsidiary of SPLP, from November 2004 to May 2005. Mr. Henderson holds a BS in Accounting from the University of Scranton.

Ben Rosenzweig is currently a Partner at Privet Fund Management LLC.  Mr. Rosenzweig currently serves as a director of Hardinge, Inc. (NASDAQ:HDNG), where he is the Chairman of the Compensation Committee, PFSWeb, Inc. (NASDAQ:PFSW) and Startek, Inc. (NYSE:SRT), where he is the Chairman of the Audit Committee.  He formerly served on the Board of Directors of RELM Wireless Corp. (NASDAQ:RWC).  Prior to joining Privet in September 2008, Mr. Rosenzweig served as an investment banking analyst in the corporate finance group of Alvarez and Marsal from June 2007 until May 2008, where he completed multiple distressed mergers and acquisitions, restructurings, capital formation transactions and similar financial advisory engagements across several industries. Mr. Rosenzweig graduated Magna Cum Laude from Emory University with a Bachelor of Business Administration degree in Finance and a second major in Economics.

Representatives of Privet have engaged, and the Reporting Persons intend to continue to engage, in discussions with management and the Board regarding Board representation and the composition of the Board.

           The Reporting Persons have determined to form a group in order to seek representation on the Board.  The group was formed by executing the Joint Filing and Solicitation Agreement on July 5, 2016 attached as Exhibit 99.2 hereto.

CUSIP No. 358010106	Page 11 of 12 Pages
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:

On July 5, 2016, each of the Reporting Persons entered into a Joint Filing Agreement, which is attached hereto as Exhibit 99.2.

On July 5, 2016, each of the Reporting Persons entered into an Indemnification Agreement, which is attached hereto as Exhibit 99.3.

Item 7.   Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Letter to Frequency Electronics CEO
Exhibit 99.2	Joint Filing and Solicitation Agreement
Exhibit 99.3	Indemnification Agreement

CUSIP No. 358010106	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2016
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

/s/ James Henderson
James Henderson

/s/ General Lance Lord
General Lance Lord

/s/ Ben Rosenzweig
Ben Rosenzweig